
INTERNATIONAL BANK FOR RECONSTRUCTION   1818 H Street N.W.        (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                         Washington, D.C.  20433   Cable Address:  INTBAFRAD
                                        U.S.A.

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                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3



                                                                July 20, 1999


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         Attached please find a Report dated July 20, 1999 of the International
Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation
BW with respect to the Bank's U.S. Dollar 100,000,000 Floating Rate Notes of
1999, due July 28, 2000, issued under the Bank's Global Debt Issuance Facility.

                                                         Sincerely yours,

                                                         [SIG]

                                                         Scott B. White
                                                         Chief Counsel, Finance



Attachments





                 RCA 248423.   WUI 64145   FAX (202) 477-6391


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549



                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                                In respect of its
     U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due July 28, 2000



                    Filed pursuant to Rule 3 of Regulation BW



                              Dated: July 20, 1999

     The following information regarding the U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due July 28, 2000 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 30, 1998) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due July 28, 2000.

          (b) The interest rate shall be the arithmetic mean of weekly U.S. Treasury Bill rates for the quarter preceding each interest payment date, plus
0.42 per cent. Interest payment dates will be October 28, 1999, January 28, 2000, April 28, 2000, and July 28, 2000.

          (c) Maturing July 28, 2000. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Not applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f) Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h) See Prospectus, pages 6-10.

          (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          The Bank will enter into a Terms Agreement with PaineWebber as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100%, less commissions of 0.0658%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about July 28, 1999.

          The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

          The Manager proposes to offer all the Notes to the public at the public offering price of 100%.

     Item 3. DISTRIBUTION SPREAD


                     Price to          Selling Discounts    Proceeds to the
                      Public            And Commissions         Bank(1)
                  --------------       -----------------    ---------------
                  Per Unit: 100%            0.0658%            99.9342%
              Total: USD 100,000,000      USD 65,800        USD 99,934,200


     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          None


--------

(1)   Without deducting expenses of the Bank, which are not yet known.